UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to __________
Commission File Number 1-6720
A.	Full title of the plan:	A.T. CROSS COMPANY DEFINED CONTRIBUTION
RETIREMENT PLAN

B.	Name of Issuer of securities held pursuant to the plan and address of its principal executive office:

A. T. CROSS COMPANY
ONE ALBION ROAD
LINCOLN, RHODE ISLAND 02865

Financial Statements of the Plan:

A.T. Cross Company
Defined Contribution
Retirement Plan

Financial Statements for the Years Ended
December 31, 2004 and 2003, Supplemental
Schedule as of December 31, 2004, and
Report of Independent Registered Public
Accounting Firm

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:
Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Plan Committee, Participants and Trustees
of the A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 27, 2005
A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments:
A.T. Cross Company common stock	$ 719,348	$ 1,129,003
Mutual funds	28,634,873	27,228,079
Common/collective trusts	17,715,191	18,247,596
Participant loans	972,148	1,183,221

Total investments	48,041,560	47,787,899

Contributions receivable:
Participant contributions	24,499	29,271
Employer contribution	8,828	11,703

Total contributions receivable	33,327	40,974

Interest and dividends receivable	57,553	58,674

Total assets	48,132,440	47,887,547

LIABILITIES - Fees payable	2,100	2,253

NET ASSETS AVAILABLE FOR BENEFITS	$ 48,130,340	$ 47,885,294

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment activity:
Net appreciation in fair value of investments	$ 1,594,938	$ 5,413,189
Interest and dividend income	1,247,683	1,315,881

Total investment activity-net	2,842,621	6,729,070

Contributions:
Participants	1,438,804	1,539,872
Employer	356,235	568,490

Total contributions	1,795,039	2,108,362

Total additions	4,637,660	8,837,432

DEDUCTIONS:
Administrative fund expenses	24,850	26,838
Benefits paid to participants	4,367,764	5,187,003

Total deductions	4,392,614	5,213,841

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	245,046	3,623,591

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	47,885,294	44,261,703

End of year	$ 48,130,340	$ 47,885,294

See notes to financial statements

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
1.	DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") provides general information only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of A.T. Cross Company (the "Company"). The Plan is administered by a committee of three people appointed by the Company (the "Employee Benefits Plan Committee") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee of the Plan - Fleet National Bank is the trustee of the Plan. As trustee, Fleet National Bank holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the Plan administrator.

Eligibility - Employees become eligible to participate in the Plan beginning the first quarter immediately following their date of hire.

Contributions - Effective January 1, 2003, upon entry into the Plan, a participant may contribute to the Plan an amount equal to any percentage from 1 percent to, and including, 25 percent of his or her annual salary. Prior to January 1, 2003, the maximum annual salary deferral percentage was 15 percent. The Company contributes to the Plan an amount equal to 50 percent of each participant's contribution up to a maximum participant contribution of 6 percent of the participant's salary. The Plan also allows for profit-sharing contributions at the discretion of the Company's Board of Directors (the "Board"). A participant must complete 1 year of service and be employed on the last day of the Plan year in order to receive an allocation of profit-sharing contributions. There were no Company discretionary profit-sharing contributions made for the years ended December 31, 2004 and 2003. Contributions are subject to certain Internal Revenue Code (the "Code") limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of (1) Company discretionary profit-sharing contributions and (2) Plan earnings and charged with an allocation of Plan losses and certain fund management fees. Allocations of Company discretionary profit-sharing contributions are based on the participant's eligible compensation. Allocations of Plan earnings, Plan losses and certain fund management fees are based on participant account balances as elected. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and Company matching and discretionary profit-sharing contributions into various investment options offered by the Plan. The Plan offers several mutual funds, common/collective trusts and Company common stock as investment options for participants.

Participant Loans - Participants may borrow from their fund accounts from a minimum of $1,000 up to 50 percent of their vested account balances or a maximum of $50,000. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any date. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant's account and bears interest at rates commensurate with prevailing rates as determined by the Plan administrator.

Withdrawals - Withdrawals from the participant's vested portion of the Plan are permitted prior to retirement if the participant is able to demonstrate financial hardship as defined by the Code.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary profit-sharing contributions is at a rate of 20 percent for each year a participant works 1,000 hours.

If a participant leaves the Company prior to becoming 100 percent vested in the Company's matching and discretionary profit-sharing contributions, the nonvested portion of the Company's matching and discretionary profit-sharing contributions will be forfeited if the participant does not return to work at the Company within one year.

Forfeited Accounts - At December 31, 2004 and 2003, forfeited nonvested accounts totaled $2,605 and $133,285, respectively. Forfeited matching contributions will be used to reduce future Company matching contributions. Forfeited profit-sharing contributions will be redistributed to current participants based on their prior year compensation. During the years ended December 31, 2004 and 2003, Company matching contributions were reduced by $148,258 and $2,513, respectively, from forfeited nonvested accounts.

Payment of Benefits - Upon early or normal retirement, as defined by the Plan, a participant will receive a lump-sum distribution equal to the vested interest in his or her account.

Administrative Expenses - All reasonable expenses of administering the Plan may be paid from assets of the Plan. Alternatively, the Company may, at its discretion, pay any or all such expenses.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Benefits - Benefits to participants are recorded when paid.

Investment Valuation and Income Recognition - The Plan invests in A.T. Cross Company's common stock, common/collective trusts and various mutual funds. The Plan's investments are stated at fair value. A.T. Cross Company's common stock is valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common/collective trusts generally are valued at the redemption value established by the trustee, which is based on the fair value of the underlying assets. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment returns for such investments.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported as net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
3.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

4.	INVESTMENTS

During 2004 and 2003, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2004	2003

A.T. Cross Company Common Stock	$ (264,333)	$ 225,588

Common/collective trusts:
Fleet Easy Investment Option Aggressive Growth Fund	24,740	27,399
Fleet Easy Investment Option Balanced Growth Fund	10,469	12,426
Fleet Easy Investment Option Balanced Income Fund	11,495	20,679
Fleet Easy Investment Option Conservative Income Fund	28,111	42,998
Fleet Easy Investment Option Growth Fund	10,700	18,675
Fleet Stable Asset Fund	28	0

Mutual funds:
AIM Small Company Growth Fund	2,639	142,208
American Century Income and Growth Fund	(935)	102,491
American Funds AMCAP Fund	7,877	0
Columbia Acorn Fund - Class Z	162,372	0
Columbia Balanced Fund	425,049	1,570,719
Columbia Large Company Index Fund	14,283	0
Columbia Quality Plus Bond Fund - Class Z	(48,167)	(83,586)
Columbia Small Company Equity Fund - Class Z	365,061	1,177,964
Fidelity Advisor Mid-Cap Fund	196,321	423,297
Janus Fund	193,429	1,219,243
Oppenheimer Quest Balanced Fund	29,962	0
Putnam International Equity Fund	288,712	440,145
Putnam Vista Fund	60,473	72,943
T Rowe Price Equity Income Fund	76,652	0

Net appreciation	$ 1,594,938	$ 5,413,189

Investments that represented five percent or more of the Plan's net assets available for benefits at December 31 are as follows:

	2004	2003

Columbia Small Company Equity Fund - Class Z	$ 3,674,147	$ 4,065,561
Fleet Stable Asset Fund	16,430,019	17,078,422
Columbia Quality Plus Bond Fund - Class Z	2,415,659	2,495,626
Janus Fund	4,572,405	4,811,609
Columbia Balanced Fund	10,002,963	10,587,682

5.	TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company, by a letter dated April 30, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan's investments include shares of mutual funds and common/collective trusts managed by Fleet National Bank, the trustee. The transactions involved in these investments qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for fund administrative expenses amounted to $24,850 and $26,838 in 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held 139,757 and 164,257 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $920,931 and $1,082,374, respectively.

7.	VOLUNTARY COMPLIANCE RESOLUTION

The Company filed an application for a compliance statement under the Internal Revenue Service's ("IRS") Voluntary Compliance Program ("VCP") during May of 2003. The application proposed corrections for operational failures identified for the Plan years extending from 1996 through 2001, during which matching contributions and forfeitures related to these contributions were misallocated. The IRS issued a compliance statement, dated July 27, 2004, approving the proposed corrections and documenting that the IRS will not pursue sanction of Plan disqualification on account of the operational failures identified in the application provided that all corrections are completed within the time prescribed. Corrective adjustments were completed by the Company during November 2004.

******

SUPPLEMENTAL SCHEDULE

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(c)	Description of Investment,
Including Maturity Date,
(b)	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(e)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost **	Value

*	A.T. Cross Company	Common stock	$ 719,348
*	Fleet National Bank	Fleet Easy Investment Option Aggressive Growth Fund	257,983
*	Fleet National Bank	Fleet Easy Investment Option Balanced Growth Fund	153,441
*	Fleet National Bank	Fleet Easy Investment Option Balanced Income Fund	189,253
*	Fleet National Bank	Fleet Easy Investment Option Conservative Income Fund	569,377
*	Fleet National Bank	Fleet Easy Investment Option Growth Fund	115,118
*	Fleet National Bank	Fleet Stable Asset Fund	16,430,019
*	Fleet National Bank	Columbia Quality Plus Bond Fund - Class Z	2,415,659
*	Fleet National Bank	Columbia Small Company Equity Fund - Class Z	3,674,147
American Funds	AMCAP Fund Inc CLA	122,643
Columbia	Columbia Acorn Fund - Class Z	1,425,230
Columbia	Columbia Balanced Fund	10,002,963
Columbia	Columbia Large Company Index - Class Z	363,079
Fidelity	Advisor Mid-Cap T	1,885,013
Janus	Janus Fund	4,572,405
Oppemheimer	Oppemheimer Quest Balanced Fund A	470,437
Putnam	International Equity Fund - Class A	2,279,408
Putnam	Vista Fund	422,017
T Rowe Price	T Rowe Price Equity - Income Advisor	1,001,872

*	Plan participants	Loans to participants with
interest rates ranging from 5.0% to
10.5%, due in various installments
through December 2009	972,148

TOTAL INVESTMENTS	$ 48,041,560

*	Party in interest
**	Cost information is not required for participant-directed investments and therefore is not included.

Exhibits:

Consent of Deloitte & Touche LLP to the incorporation by reference of the Plan's financial statements into Registration Statement No. 333-42915 on Form S-8.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

Date:	June 28, 2005	By:	Fleet National Bank, Trustee

		By:	/s/ JUDITH A. TATON
Judith A. Taton
			Title:	Vice President